AB 3/4

15046710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-~~67019~~ 67970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18804 NE 106th Street
Redmond, WA 98052

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name - *if individual, state last, first, middle name)*

601 Union St, Suite 2300	**Seattle**	**WA**	**98101**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, **Jeffrey Anthony**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CORPORATE FINANCE RESOURCES, INC. (DBA CFR-Inc.)** as of **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

State of Florida
County of Palm Beach
Affirmed and subscribed before
me on 2-25-15, by Jeffrey P. Anthony
Personally known or produced I.D.
WA DL 423N7

Signature

President, Sole Owner
Title

Notary Public

Notary Public State of Florida
Matt Snyder
My Commission EE 868892
Expires 01/27/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

FINANCIAL STATEMENTS AND
SUPPLEMENATARY INFORMATION

DECEMBER 31, 2014

CONTENTS

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Corporate Finance Resources, Inc. (DBA CFR-Inc.)
Redmond, Washington

We have audited the accompanying financial statements of Corporate Finance Resources, Inc. (DBA CFR-Inc.)("the Company")(an S Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 23, 2015

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
Cash	$	27,934
Accounts receivable		10,876
Prepaid expenses		6,964
	$	45,774
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,556
Due to stockholder		2,155
Total liabilities		4,711
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		33,000
Retained earnings		7,063
Total stockholder's equity		41,063
	$	45,774

See Notes to Financial Statements

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

STATEMENT OF INCOME
For the Year Ended December 31, 2014

Revenues		
Fee income	$	81,072
Other revenue		1,210
		82,282
Expenses		
Professional fees		26,261
Insurance		26,252
Dues and Subscriptions		9,071
Regulatory fees		7,037
Taxes		3,506
Office Suppies		2,714
Communications and data processing		2,183
Uncollectible Accounts		1,748
Travel and entertainment		686
Other expenses		313
		79,771
Net income	**$**	**2,511**

See Notes to Financial Statements

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock		Additional		Total
	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, December 31, 2013	1,000	$ 1,000	$ 33,000	$ 79,552	$ 113,552
Net income				2,511	2,511
Distributions				(75,000)	(75,000)
Balance, December 31, 2014	1,000	$ 1,000	$ 33,000	$ 7,063	$ 41,063

See Notes to Financial Statements

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	2,511
Adjustments to reconcile net income to net cash flows from operating activities		
Change in operating assets and liabilities		
Bad debt expense		1,748
Accounts receivable		(4,438)
Prepaid expenses		(117)
Accounts payable and accrued expenses		(856)
Due to stockholder		1,189
Net cash flows from operating activities and increase in cash		37
Cash, beginning of year		27,897
Cash, end of year	$	27,934

Supplemental Disclosure for Cash Flow Information		
Securities transferred to stockholder as a distribution	$	75,000
Customer payments received in the form of securities	$	75,000

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Corporate Finance Resources, Inc. (DBA CFR-Inc.) ("CFR") is a corporation that was organized under the laws of the State of Washington on June 30, 2003. CFR's operations consist primarily of providing investment banking services, private placement services, and business development services.

On November 5, 2008, CFR became a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC"). In addition, CFR is a member of the Financial Industry Regulatory Authority ("FINRA"). CFR's broker-dealer operations commenced on November 5, 2008.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in bank checking accounts. CFR occasionally has deposits in excess of federally insured limits.

Revenue Recognition

Revenue is generally recognized when services are provided and invoiced to CFR's customers in accordance with the terms of the agreements. Payments for services are generally negotiated or may be determined by CFR's customers. For the year ended December 31, 2014, 93% of CFR's revenues was from one customer.

Accounts Receivable

CFR uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance. There was no allowance for doubtful accounts as of December 31, 2014. As of December 31, 2014, the entire receivable balance was due from one customer.

During 2014, the Company received 250,000 common shares of one of its customers valued at $75,000 as a settlement of its account receivable balance due to the Company. The common stock was immediately transferred to the stockholder of CFR as a distribution.

Income Taxes

CFR has elected S Corporation status for tax purposes and is not taxed at the company level. Instead, its items of income, loss, deduction, and credit are passed through to its sole stockholder in computing his individual tax liability. CFR generally makes distributions to the stockholder to pay the liabilities arising from this election. CFR's federal tax returns are open to examination for the last three years.

Subsequent Events

CFR has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date as the independent auditors' report.

Note 2. Investment Banking Agreement

CFR has an investment banking agreement with a customer whereby CFR is engaged to act as a non-exclusive placement agent to arrange a private placement of debt and/or equity securities of the customer; a merger, sale or acquisition transaction involving the customer; or some other transaction involving one or more pre-approved parties. The customer is a registrant with the Securities and Exchange Commission, and its common stock is publicly-traded. CFR had an agreement with another customer that ended in 2014.

Note 3. Related Party Transactions

The stockholder occasionally pays for CFR's expenses for which he requests reimbursement. These expenses are reflected on the income statement of CFR. At December 31, 2014, CFR owed $2,155 to the stockholder for such expenses. CFR also uses facilities and equipment provided by the stockholder without charge. Any charges that could be allocated to CFR are not material.

As noted in note 1, during 2014, CFR received 250,000 common shares from a publicly-traded customer, which it immediately transferred to the stockholder as a distribution.

As of December 31, 2014 the stockholder of the Company owned common stock, preferred stock, and warrants of two companies from which CFR generates its revenue. The ownership percentage of the stockholder in these companies is not significant.

Note 4. Commitments, Contingencies, and Guarantees

Management of CFR believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligations as of December 31, 2014.

Note 5. Net Capital Requirements

CFR is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, CFR is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2014, the required minimum net capital was $5,000. CFR had computed net capital of $23,223 at December 31, 2014, which was in excess of the required net capital level by $18,223. In addition, CFR is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2014, CFR's ratio of aggregate indebtedness to net capital was .19 to 1.

SUPPLEMENTARY INFORMATION

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2014

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	41,063
Deductions		
Accounts receivable		10,876
Prepaid expenses		6,964
Net capital, as computed		23,223
Minimum net capital		5,000
Net capital excess	$	18,223

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	2,556
Due to the stockholder		2,155
Total aggregate indebtedness	$	4,711

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		20%
Ratio of aggregate indebtedness to net capital		0.19 to 1

CFR is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i). The Company does not maintain any "special accounts for the exclusive benefit of customers" as the Company's business is solely to generate revenues from investment banking contracts and does not carry any customer accounts. The Company believes that claiming an exemption under Rule 15c3-3 paragraph K(2)(i) is appropriate as the other exemption sections do not apply.

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2014

Net capital per the broker's unaudited Focus Report, Part IIA and per audited financial statements	$ 23,223

petersonsullivan LLP
Certified Public Accountants
& Advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT**

To the Stockholder
Corporate Finance Resources, Inc. (DBA CFR-Inc.)
Redmond, Washington

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Corporate Finance Resources, Inc. (DBA CFR-Inc.) ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) ("the exemption provisions") and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

February 23, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

CORPORATE
FINANCE
RESOURCES

CFR-INC.

Exemption Report

CFR-INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2014 without exception.

(2) The Company does not maintain any "special accounts for the exclusive benefit of customers" as the Company's business is solely to generate revenues from investment banking contracts and does not carry any customer accounts. The Company believes that claiming an exemption under Rule 15c3-3 paragraph K(2)(i) is appropriate as the other exemption sections do not apply.

CFR-INC

S C Bender

Steven C Bender

Financial Principal

February 2, 2015